Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

I, Kirk Hanson, P.E., MBA am employed as the Technical Director, Open Pit Mining with Amec Foster Wheeler E&C Services Inc. (Amec Foster Wheeler)

This certificate applies to the technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, that has an effective date of 15 January, 2018 (the “technical report”).

I am registered as a Professional Engineer in the State of Nevada (# 10640) and in the State of Alaska (#12126). I graduated with a B.Sc. degree from Montana Tech of the University of Montana, Butte, Montana in 1989 and from Boise State University, Boise, Idaho with a MBA in 2003.

I have practiced my profession for 29 years. I was Chief Engineer at Barrick’s Goldstrike operation, where I was responsible for all aspects of open-pit mining, mine designs, mine expansions and strategic planning. After earning an MBA in 2004, I was assistant manager of operations and maintenance for the largest road department in Idaho. In 2007, I joined AMEC (now Wood) as a principal mining consultant. Over the past 11 years, I have been the mining lead for multiple scoping, pre-feasibility, and feasibility studies. I have also done financial modelling for multiple large polymetallic mines as part of completing the pre-feasibility and feasibility studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Entrée/Oyu Tolgoi Joint Venture Project.

I am responsible for Sections 1.1 to 1.2, 1.17 to 1.23, 1.24.1, 1.24.6 to 1.24.13, 1.25; Sections 2.1 to 2.6; Section 3; Section 19; Section 20; Sections 21.1.1 to 21.1.3, 21.1.6 to 21.1.12; Sections 21.2.1, 21.2.4 to 21.2.7; Section 22; Section 23; Sections 24.1.1, 24.1.5 to 24.1.9; Sections 25.1, 25.10 to 25.17; Sections 26.1, 26.2, 26.4.2 and Section 27 of the technical report.

I am independent of Entrée Resources Ltd as independence is described by Section 1.5 of NI 43–101.

I have no previous involvement with the Oyu Tolgoi mine.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 28 February 2018

“Signed and sealed”

Kirk Hanson, P.E.

Amec Foster Wheeler E&C Services, Inc.
10615 Professional Circle, Suite 100	www.amecfw.com
Reno, NV 89521	www.woodplc.com
Tel: 775 331 2375